SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended December 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from                      to

Commission file number 1-1183

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Quaker 401(k) Plan For Hourly Employees

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PepsiCo, Inc.

700 Anderson Hill Road

Purchase, New York 10577

THE QUAKER 401(k) PLAN FOR HOURLY EMPLOYEES

December 31, 2003 and 2002

Report of Independent Registered Public Accounting Firm

To the Plan Administrator of The Quaker 401(k) Plan for Hourly Employees:

We have audited the accompanying Statement of Net Assets Available for Benefits of The Quaker 401(k) Plan for Hourly Employees (the Plan) as of December 31, 2003, and the related Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003, and the changes in net assets available for benefits for the year ended December 31, 2003 in conformity with U.S. generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, line 4i–Schedule of Assets (Held at End of Year) as of December 31, 2003 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/    KPMG LLP

New York, New York

June 22, 2004

Report of Independent Registered Public Accounting Firm

To the Plan Administrator of The Quaker 401(k) Plan for Hourly Employees:

We have audited the accompanying Statement of Net Assets Available for Benefits of The Quaker 401(k) Plan for Hourly Employees (the Plan) as of December 31, 2002. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 in conformity with U.S. generally accepted accounting principles.

/s/    WASHINGTON, PITTMAN & MCKEEVER, LLC

Chicago, Illinois

June 19, 2003

THE QUAKER 401(k) PLAN FOR HOURLY EMPLOYEES

Statements of Net Assets Available for Benefits

As of December 31, 2003 and 2002

(dollars in thousands)

	2003	2002
Assets
Investments, at fair value:
Plan interest in Master Trust	$168,537	$147,759
Participant loans	9,598	8,914

Net Assets Available for Benefits	$178,135	$156,673

See accompanying notes to financial statements.

THE QUAKER 401(k) PLAN FOR HOURLY EMPLOYEES

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2003

(dollars in thousands)

Additions to Net Assets
Investment income:
Net appreciation in fair value of investments	$ 18,004
Interest and dividends	2,106
Interest from participant loans	576

Net investment income	20,686

Contributions:
Participant	9,627
Employer	2,354

Total contributions	11,981

Total additions to net assets	32,667

Deductions from Net Assets
Distributions to participants	9,571
Dividends to participants	1,596
Administrative expenses	38

Total deductions from net assets	11,205

Net increase in net assets	21,462
Net assets available for benefits at beginning of year	156,673

Net assets available for benefits at end of year	$178,135

See accompanying notes to financial statements.

THE QUAKER 401(k) PLAN FOR HOURLY EMPLOYEES

Notes to Financial Statements

Note 1 — Description of the Plan

The following brief description of The Quaker 401(k) Plan for Hourly Employees (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan was adopted by The Quaker Oats Company, which became a wholly-owned subsidiary of PepsiCo, Inc. (the Company) in 2001. The Plan provides a program under which eligible employees may accumulate funds on a pretax basis for long-term retirement savings. Designated hourly employees of the Company are eligible to participate in the Plan on their first day of service. The Plan is a defined contribution plan with a cash or deferred arrangement and is intended to satisfy the qualification requirements under Sections 401(a) and 401(k) of the Internal Revenue Code of 1986, as amended. In addition, the Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Plan has an employee stock ownership plan (the ESOP) component within its PepsiCo Common Stock Fund. This fund is intended to qualify as a stock bonus plan under Internal Revenue Code Section 401(a) and an employee stock ownership plan under Internal Revenue Code Section 4975(e)(7) and ERISA Section 407(d)(6). Both the ESOP and the profit-sharing portions of the Plan are intended to constitute a single plan under Treasury Regulation Section 1.414(l)-l(b)(1).

The Company maintains sponsorship of the Plan and has appointed the Senior Vice President and Treasurer as the Executive Pension Officer. Overall responsibility for administering the Plan rests with the Company’s Pension Administration Committee. The Company’s Pension Administration Committee has appointed Fidelity Management Trust Company as the trustee and Fidelity Institutional Retirement Services Company as the recordkeeper for the Plan. The trustee is responsible for the management and control of the Plan’s assets.

Contributions

Each year, participants are allowed to contribute up to 15 percent of their earnings, in whole percentage increments. Under the Internal Revenue Code, the maximum allowable pre-tax contribution for employees during 2003 was $12,000. However, the Internal Revenue Code limits contributions by highly compensated participants. Participants may contribute to the Plan any portion of lump-sum distributions received from other qualified plans when the contributions qualify as a tax-free rollover.

Participants who are expected to reach or are over the age of 50 during the plan year and are making the maximum contribution are eligible to make an additional catch-up contribution. These participants may elect to contribute from 1% to 25% of their salary as a catch-up contribution. Under the Internal Revenue Code, the maximum allowable catch-up contribution was $2,000 for 2003.

THE QUAKER 401(k) PLAN FOR HOURLY EMPLOYEES

Notes to Financial Statements

Participants may elect to have their contributions invested in one or more investment options and may change their investment elections and transfer their investment amounts between funds on a daily basis.

Participants’ contributions of up to 4 percent of their eligible earnings are matched with a 50 percent company contribution. The matching contribution is invested directly in the PepsiCo Common Stock Fund. However, participants can immediately transfer amounts from this fund to any of the other investment options. Therefore, all the investments are considered to be participant-directed. The Plan also provides for discretionary cash contributions by the Company.

Investment Elections

Fidelity Asset Manager Fund

This fund invests in U.S. and foreign stocks, bonds, and short-term and money market instruments. The target allocation is 50% in stocks, 40% in bonds and 10% in the short-term and money market instruments. The fund seeks to provide high total return with reduced risk over the long term by allocating its assets among stocks, bonds and short-term instruments.

Fidelity Asset Manager: Growth Fund

This fund invests in U.S. and foreign stocks, bonds, and short-term and money market instruments. The target allocation is 70% in stocks, 25% in bonds and 5% in the short-term and money market instruments. The fund seeks to provide maximum total return with higher risk by allocating more of its assets to stocks.

Fidelity Asset Manager: Income Fund

This fund invests in U.S. and foreign stocks, bonds, and short-term and money market instruments. The target allocation is 20% in stocks, 50% in bonds and 30% in the short-term and money market instruments. The fund seeks to provide high current income, with potential for capital appreciation.

Fidelity Blue Chip Growth Fund

This fund invests at least 80% of the fund’s total assets in stocks of established companies based on their market value and expected growth potential. The fund seeks increased value over the long term through capital growth.

Fidelity BrokerageLink

Fidelity BrokerageLink allows a participant to open a Fidelity brokerage account. Through this account, participants have access to global capital markets, such as publicly traded stocks, corporate debt obligations, U.S. government agency bonds, U.S. Treasury bills, foreign debt and equity securities, mortgage securities, certificates of deposit, unit investment trusts and mutual funds. A monthly investment service fee is charged to the account. This investment allows a participant to directly manage their retirement savings.

THE QUAKER 401(k) PLAN FOR HOURLY EMPLOYEES

Notes to Financial Statements

Fidelity Diversified International Fund

This fund primarily invests in stocks of large companies located outside the United States, especially in emerging markets. The fund manager seeks stocks that are undervalued compared to industry norms in their countries. The fund carries a short-term trading fee, which discourages short-term buying and selling and seeks long-term capital growth.

Fidelity Low-Priced Stock Fund

This fund invests 80% of total assets in low-priced (those priced at or below $35 per share) and potentially undervalued stocks of domestic and foreign companies. The fund carries a short-term trading fee, which discourages short-term buying and selling and seeks long-term capital appreciation.

Fidelity Retirement Money Market Portfolio

This fund invests in high quality, short-term, U.S. dollar-denominated money market securities and repurchase agreements for those securities of domestic and foreign issuers. The fund invests more than 25% of its total assets in the financial services industry. The fund seeks to maintain a stable net asset value of $1 per share and to provide current income that is consistent with the preservation of capital and liquidity.

ICAP Diversified Fund

This fund primarily invests in stocks with high market value. The fund seeks to achieve a total return greater than the Standard & Poor’s (S&P) 500 Index with an equal or lesser degree of risk than the S&P 500.

Morgan Stanley Institutional Fund Trust Mid Cap Growth Portfolio-Adviser Class

This fund invests primarily in stocks of small- to mid-sized companies that have large market value between $1 billion and $10 billion, are growing rapidly, and are expected to continue to grow and perform well. The fund seeks to increase the investment over the long term through price appreciation.

PepsiCo Common Stock Fund

This fund pools participants’ contributions to buy shares of PepsiCo common stock. The fund also holds short-term investments to provide the fund with liquidity to make distributions. The fund is an employee stock ownership plan and participants are paid quarterly cash dividends. The quarterly dividends are paid directly to the participants.

PIMCO Total Return Fund-Administrative Class

This fund invests in a variety of bonds, including U.S. government, corporate, mortgage and foreign. The fund seeks to provide high total return that exceeds general bond market indices.

Spartan Extended Market Index Fund

This fund invests at least 80% of its assets in stocks included in the Wilshire 4500 Completion Index, which represents the performance of stocks of small to medium market value U.S. companies. The fund carries a short-term trading fee, which discourages short-term buying and selling. The fund seeks to

THE QUAKER 401(k) PLAN FOR HOURLY EMPLOYEES

Notes to Financial Statements

provide investment results that correspond to the total returns of stocks of similar U.S. companies.

Fidelity U.S. Equity Index Commingled Pool

This fund invests in the stocks of the S&P 500 companies and seeks to approximate the composition and total return of the S&P 500.

Participant Accounts

Each participant account is credited with participant contributions as well as allocations of the Company’s contributions and fund earnings or losses. As noted, certain participant accounts are charged with short-term trading and/or monthly investment service fees.

Vesting

Participants are immediately vested in their contributions, the Company contributions and fund earnings or losses.

Participant Loans

Participants who have $2,000 or more in the Plan may borrow from the total of their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their balance, net of any outstanding loans. Participants are allowed to have three loans outstanding, except for a loan related to the purchase of a principal residence for which only one loan is allowable. The loans are funded from the participant’s account, reducing the account balance by the loan amount. Loan terms range from one to five years for personal loans and up to fifteen years for loans related to the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear a fixed rate of interest at the prime lending rate plus one percent. Loan repayments for active employees are made directly through payroll deductions and are applied to principal and interest according to a regular payment schedule. There were 2,311 loans outstanding at December 31, 2003 with an average interest rate of 5.9% and with maturities through 2018.

Distributions

Participants may elect to receive a distribution upon hardship, termination, retirement, disability or after the age of 59 ½. Hardship distributions are allowed for purchasing or making repairs or improvements to a primary residence, financing the higher education of the participant or the participant’s family member, paying unreimbursed medical bills or alleviating other financial hardships. Upon termination or retirement, the participant may elect to start receiving benefits or rollover their account balance into another qualified plan. If a participant dies, the total account balance will be paid to the designated beneficiary or to his or her estate.

If only a portion of the account is distributed, the remaining balance will continue to be adjusted for any contributions, fund earnings and losses as of each valuation date. If a distribution is in an amount greater than $5,000, the participant can elect to receive the amount in a lump sum or annual installments. The period of annual installments may not be longer than the participant’s life expectancy. Distributions under

THE QUAKER 401(k) PLAN FOR HOURLY EMPLOYEES

Notes to Financial Statements

$5,000 are made in a form of a lump sum.

Subsequent Plan Termination

On April 5, 2004, the Company merged the Plan into The PepsiCo 401(k) Plan for Hourly Employees. Pursuant to this merger, $187,417,967 representing the net assets of the Plan was transferred into The PepsiCo 401(k) Plan for Hourly Employees. At the time of the transfer, the account balances of certain funds offered by the Plan were converted into new funds with similar investment objectives.

Note 2 — Summary of Significant Accounting Policies

Basis of Presentation

The financial statements are prepared under the accrual basis of accounting. The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s management to use estimates and assumptions that affect the reported amounts of assets, additions to net assets, deductions from net assets and disclosure of contingent assets and liabilities. Actual results could differ from those estimates and assumptions.

Certain reclassifications were made to prior year amounts to conform to the 2003 presentation. Tabular dollars are in thousands.

Investment Valuation and Income Recognition

With the exception of the Fidelity BrokerageLink account, PepsiCo Common Stock Fund and loan funds, the investment in each fund is valued in units by the fund manager based on quoted market values of net assets held by the fund. The values of the PepsiCo Common Stock Fund and the Fidelity BrokerageLink accounts are based on quoted market prices. Participant loans are valued at cost, which approximates fair value.

Purchases and sales of securities are recognized on the transaction date. Interest income is recorded as earned and dividend income is recorded as of the record date.

Payment of Benefits

In accordance with guidance issued by the American Institute of Certified Public Accountants, the Plan accounts for participant distributions when paid. For purposes of reporting on Form 5500, “Annual Return/Report of Employee Benefit Plan,” distributions are recorded in the period such amounts are authorized to be paid to participants. Such treatment may result in a difference between the Plan’s Form 5500 and the accompanying financial statements. For the years ended December 31, 2003 and 2002, there were no such differences.

THE QUAKER 401(k) PLAN FOR HOURLY EMPLOYEES

Notes to Financial Statements

Note 3 — Plan Interest in Master Trust

The Plan’s investments are combined with other PepsiCo sponsored 401(k) savings plans’ investments in the PepsiCo Long Term Savings Master Trust (PepsiCo Master Trust) to maximize administrative efficiencies. Each participating savings plan has an undivided interest in the PepsiCo Master Trust. Investment income, investment management fees and other direct expenses relating to the PepsiCo Master Trust are allocated to the individual savings plans based upon the average daily balances. A separate account is maintained reflecting the equitable share of each plan’s participation in each investment fund within the PepsiCo Master Trust. The Plan’s interest in the PepsiCo Master Trust was 7% at December 31, 2003 and 2002.

PepsiCo Master Trust

	December 31, 2003	December 31, 2002
Investments, at fair value:
Cash and cash equivalents	$ 32,430	$ 33,215
PepsiCo common and preferred stock	1,102,409	1,084,905
Common and preferred stock	57,080	29,315
Mutual funds	768,354	585,603
Government securities	29,542	1,926
Corporate bonds	170,886	598
Investment in insurance companies	—	282,588
Commingled trust funds (indexed funds)	103,098	66,409
Mortgages	122,440	—

	$2,386,239	$2,084,559

THE QUAKER 401(k) PLAN FOR HOURLY EMPLOYEES

Notes to Financial Statements

Year ended December 31, 2003
Investment income:
Net appreciation in fair value of investments:
PepsiCo common and preferred stock	$108,250
Common and preferred stock	16,254
Mutual funds	137,881
Government securities	1,653
Corporate bonds	8,428
Investment in insurance companies	159
Commingled trust funds	20,869
Mortgages	6,039

299,533
Interest and dividends	26,497

Net investment income	$326,030

Note 4 — Administrative Expenses

The Company pays most of the usual and reasonable expenses of the Plan and the Plan administrator. Any expenses not borne by the Company are paid by the trustee out of the PepsiCo Master Trust. Expenses related to short-term trading fees and monthly investment service fees are charged to participants’ investment balances.

Note 5 — Risks and Uncertainties

The Plan provides for investment options in funds, which invest in equity and debt securities and other investments. Such investments are exposed to risks and uncertainties, such as interest rate risk, credit risk, economic changes, political unrest, regulatory changes and foreign currency risk. The Plan’s exposure to a concentration of credit risk is limited by the diversification of investments across various fund options. These risks and uncertainties could impact participants’ account balances and the amounts reported in the financial statements.

Note 6 —Tax Status

The Plan’s latest determination letter, in which the IRS stated that the Plan was in compliance, is dated August 20, 1996. The Plan has been amended since receiving the determination letter. The Company’s Pension Administration Committee believes the Plan is designed and currently being operated in compliance with the applicable requirements of the Internal Revenue Code. The Company filed for a new determination letter in February 2002. As of the date of this report, the IRS had not issued the new determination letter.

THE QUAKER 401(k) PLAN FOR HOURLY EMPLOYEES

Notes to Financial Statements

Note 7 — Related Party Transactions

Certain Plan investments in the PepsiCo Master Trust are shares of mutual funds managed by Fidelity Management Trust Company, the trustee. Additionally, the PepsiCo Master Trust holds investment in shares of the Company’s common stock in the PepsiCo Common Stock Fund. The Plan had 2,573,274 shares of the Company’s common stock valued at $119,966,055 at December 31, 2003 and 2,606,400 shares of the Company’s common stock valued at $110,042,217 at December 31, 2002 in the PepsiCo Master Trust. These transactions qualify as exempt party-in-interest transactions. There have been no known prohibited transactions with a party-in-interest.

THE QUAKER 401(k) PLAN FOR HOURLY EMPLOYEES

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

As of December 31, 2003

(dollars in thousands)

Identity of issuer, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, par, or maturity value	Cost	Current value
Participant Loans*	Participant loan fund (2,311 loans with an average rate of interest of 5.9%)	$—	$9,598

*Party-in-interest as defined by ERISA.

See accompanying report of independent registered public accounting firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 22, 2004	THE QUAKER 401(k) PLAN FOR HOURLY EMPLOYEES

/s/ Lionel L. Nowell, III
Lionel L. Nowell, III, Senior Vice President and Treasurer & Executive Pension Officer

THE QUAKER 401(k) PLAN FOR HOURLY EMPLOYEES

December 31, 2003 and 2002

Index to Exhibits

EXHIBIT NUMBER
23.1	KPMG Consent of Independent Registered Public Accounting Firm
23.2	Washington, Pittman & McKeever Consent of Independent Registered Public Accounting Firm